Exhibit 99.1

NAAS TECHNOLOGY INC

NAAS TECHNOLOGY INC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2023 and June 30, 2024

		As of
	Note	December 31, 2023	June 30, 2024
		RMB’000	RMB’000	USD’000
ASSETS
Current assets
Cash and cash equivalents	5	436,242	179,599	24,714
Trade receivables	6	73,144	144,311	19,858
Contract assets	7	77,684	43,087	5,929
Financial assets at fair value through profit or loss		70,164	8,587	1,182
Inventories	8	22,458	19,449	2,676
Prepayments, other receivables and other assets	9	436,377	395,102	54,368
Other financial assets		27,898	240,575	33,104
Total current assets		1,143,967	1,030,710	141,831
Non-current assets
Right-of-use assets		14,026	10,500	1,445
Financial assets at fair value through profit or loss		34,788	31,926	4,393
Financial assets at fair value through other comprehensive income		104,970	174,904	24,068
Other financial assets		100,718	—	—
Investments accounted for using equity method		267	267	37
Property, plant and equipment		4,378	3,577	492
Intangible assets	11	13,320	11,997	1,651
Goodwill		40,085	40,371	5,555
Other non-current assets		8,580	5,482	754
Total non-current assets		321,132	279,024	38,395
TOTAL ASSETS		1,465,099	1,309,734	180,226
LIABILITIES AND EQUITY
Current liabilities
Borrowings		72,953	334,817	46,072
Lease liabilities		7,154	5,334	734
Trade payables		152,066	174,103	23,957
Income tax payables		19,170	12,970	1,785
Convertible bonds	12	272,684	251,942	34,668
Other payables and accruals	13	293,003	209,891	28,884
Total current liabilities		817,030	989,057	136,100
Non-current liabilities
Borrowings		681,821	555,661	76,461
Lease liabilities		6,936	4,760	655
Deferred tax liabilities		2,917	2,759	380
Total non-current liabilities		691,674	563,180	77,496
TOTAL LIABILITIES		1,508,704	1,552,237	213,596
EQUITY
Share capital	14	165,183	178,549	24,569
Subscription receivable		(4,696)	(4,696)	(646)
Warrant outstanding	14	—	29,587	4,071
Additional paid-in capital	14	7,196,341	7,349,692	1,011,351
Other reserves		(65,699)	(107,526)	(14,796)
Accumulated losses		(7,338,168)	(7,701,038)	(1,059,698)
Non-controlling interests		3,434	12,929	1,779
TOTAL EQUITY		(43,605)	(242,503)	(33,370)
TOTAL EQUITY AND LIABILITIES		1,465,099	1,309,734	180,226

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NAAS TECHNOLOGY INC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF LOSS AND OTHER COMPREHENSIVE LOSS

FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2024

	For the Six Months Ended June 30,
	Note	2023	2024
		RMB’000	RMB’000	USD’000
Revenues
Charging services revenues		50,010	92,604	12,743
Energy solutions revenues		32,304	91,189	12,548
New initiatives revenues		2,462	4,137	569
Total revenues	15	84,776	187,930	25,860

Cost of revenues		(59,552)	(133,129)	(18,319)
Gross profit		25,224	54,801	7,541

Operating expenses
Selling and marketing expenses		(152,486)	(123,058)	(16,933)
Administrative expenses		(307,304)	(184,021)	(25,322)
Research and development expenses		(19,013)	(32,797)	(4,513)
Total operating expenses		(478,803)	(339,876)	(46,768)

Other gains, net		6,960	14,072	1,936

Operating loss		(446,619)	(271,003)	(37,291)
Fair value changes of convertible instruments		—	(7,797)	(1,073)
Fair value changes of financial instruments at fair value through profit or loss		15,131	(65,562)	(9,022)
Finance costs		(14,303)	(25,182)	(3,465)
Loss before income tax		(445,791)	(369,544)	(50,851)
Income tax benefits		1,762	6,369	876
Net loss		(444,029)	(363,175)	(49,975)
Net loss attributable to:
Equity holders of the Company		(444,320)	(362,870)	(49,933)
Non-controlling interests		291	(305)	(42)
		(444,029)	(363,175)	(49,975)
Basic and diluted loss per share for loss attributable to the ordinary shareholders of the Company (Expressed in RMB per share)
Basic	16	(0.20)	(0.14)	(0.02)
Diluted	16	(0.20)	(0.14)	(0.02)
Net loss		(444,029)	(363,175)	(49,975)
Other comprehensive loss that will not be reclassified to profit or loss in subsequent period:
Fair value changes on equity investment designated at fair value through other comprehensive loss, net of tax		(21,616)	(44,090)	(6,067)
Currency translation differences		(325)	2,263	311
Other comprehensive loss, net of tax		(21,941)	(41,827)	(5,756)
Total comprehensive loss		(465,970)	(405,002)	(55,731)
Total comprehensive loss attributable to:
Equity holders of the Company		(466,261)	(404,697)	(55,689)
Non-controlling interests		291	(305)	(42)
		(465,970)	(405,002)	(55,731)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NAAS TECHNOLOGY INC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2024

	Share	Additional	Other	Accumulated		Non-controlling	Total
	capital	paid-in capital	reserves	losses	Total	interests	equity
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance at January 1, 2023	146,730	6,358,600	(35,201)	(6,031,255)	438,874	—	438,874
Comprehensive loss
Net loss for the period	—	—	—	(444,320)	(444,320)	291	(444,029)
Other comprehensive loss	—	—	(21,941)	—	(21,941)	—	(21,941)
Total comprehensive loss for the period	—	—	(21,941)	(444,320)	(466,261)	291	(465,970)
Transactions with equity holders:
Issuance of shares, net	2,479	144,985	—	—	147,464	—	147,464
Share-based compensation from ESOP	—	243,845	—	—	243,845	—	243,845
Share-based compensation from controlling shareholder ESOP	—	5,343	—	—	5,343	—	5,343
Exercise of option	21	—	—	—	21	—	21
Non-controlling interests arising from business combination	—	—	—	—	—	(608)	(608)
Balance at June 30, 2023	149,230	6,752,773	(57,142)	(6,475,575)	369,286	(317)	368,969

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NAAS TECHNOLOGY INC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2024

	Share	Subscription	Warrant	Additional	Other	Accumulated		Non-controlling	Total
	capital	receivable	Outstanding	paid-in capital	reserves	losses	Total	interests	equity
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance at January 1, 2024	165,183	(4,696)	—	7,196,341	(65,699)	(7,338,168)	(47,039)	3,434	(43,605)
Comprehensive loss
Net loss for the period	—	—	—	—	—	(362,870)	(362,870)	(305)	(363,175)
Other comprehensive loss	—	—	—	—	(41,827)	—	(41,827)	—	(41,827)
Total comprehensive loss for the period	—	—	—	—	(41,827)	(362,870)	(404,697)	(305)	(405,002)
Transactions with equity holders:
Issuance of shares, net	3,379	—	29,587	2,648	—	—	35,614	—	35,614
Share-based compensation from ESOP	—	—	—	124,165	—	—	124,165	—	124,165
Share-based compensation from controlling shareholder ESOP	—	—	—	(908)	—	—	(908)	—	(908)
Conversion of convertible bonds to shares	1,982	—	—	27,803	—	—	29,785	—	29,785
Exercise of option	8,005	—	—	(357)	—	—	7,648	—	7,648
Capital contributions from non-controlling shareholders	—	—	—	—	—	—	—	9,800	9,800
Balance at June 30, 2024	178,549	(4,696)	29,587	7,349,692	(107,526)	(7,701,038)	(255,432)	12,929	(242,503)

Balance at June 30, 2024, in USD’000	24,569	(646)	4,071	1,011,351	(14,796)	(1,059,698)	(35,149)	1,779	(33,370)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NAAS TECHNOLOGY INC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2024

	For the Six Months Ended June 30,
	Note	2023	2024
		RMB’000	RMB’000	USD’000
Cash flows from operating activities
Cash used in operations	17	(101,775)	(187,295)	(25,773)
Interest received		1,608	172	24
Net cash used in operating activities		(100,167)	(187,123)	(25,749)
Cash flows from investing activities
Purchase of property, plant and equipment and other non-current assets		(1,874)	—	—
Investment in financial assets and equity method investees		(118,022)	(541,326)	(74,489)
Proceeds from disposal of financial assets		30,461	329,843	45,388
Loan advanced to a related party		(110,000)	—	—
Net cash paid for the acquisition of a subsidiary		(34,048)	—	—
Net cash flows used in investing activities		(233,483)	(211,483)	(29,101)
Cash flows from financing activities
Net proceeds from debt and equity financing		355,970	222,584	30,629
Repayment for borrowings from bank		—	(44,296)	(6,095)
Interests paid		(14,024)	(25,082)	(3,452)
Payments for lease liabilities		(4,879)	(3,996)	(550)
Proceeds from revenue-based financing		—	12,318	1,695
Repayments for revenue-based financing		—	(22,395)	(3,082)
Expense for issuance of ordinary shares		—	(6,970)	(959)
Capital injection from non-controlling interests		—	9,800	1,349
Net cash flows generated from financing activities		337,067	141,963	19,535
Net increase/(decrease) in cash and cash equivalents		3,417	(256,643)	(35,315)
Cash and cash equivalents at beginning of the period		513,351	436,242	60,029
Effect of exchange rate changes on cash and cash equivalents		(227)	—	—
Cash and cash equivalents at end of the period	5	516,541	179,599	24,714

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NAAS TECHNOLOGY INC

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	Corporate information
1.1.	General information

NaaS Technology Inc. (the “Company”) was incorporated in the Cayman Islands on July 16, 2013 as an exempted company with limited liability. The Company is a holding company. The ultimate holding company of the Company is Newlinks Technology Limited (“NewLink”) which is a holding company incorporated in the Cayman Islands.

1.2.Basis of preparation

The interim condensed consolidated financial statements for the six months ended June 30, 2024 has been prepared in accordance with IAS 34, Interim Financial Reporting. The interim condensed consolidated financial statements does not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual consolidated financial statements for the year ended December 31, 2023.

Effective from July 1, 2023, the Company implemented certain changes to align its statement of profit or loss presentation more closely with the manner in which the Company’s management currently receives and uses financial information to evaluate business performance following the Company’s expansion of business lines, extension of its services to a broader range of energy asset owners, including EV charging stations, PV and energy asset owners, and recent acquisitions. The Company now reports its revenues under three primary categories:

Charging services revenue, which includes income from the provision of mobility connectivity solutions to EV charging stations and the provision of charging services at charging stations that NaaS operates under its full station operation model. NaaS’ mobility connectivity solutions include mobility services delivered in conjunction with Kuaidian, its partnered platform that is operated by a third-party service provider, and SaaS products that optimize the marketing, operations and energy efficiency of charging stations connected to NaaS’ network.

Energy solutions revenue, which includes income from the provision of integrated charging facilities and energy storage solutions that cover the planning, deployment, production and optimization of EV charging, renewable energy and energy storage systems for energy asset owners.

New initiatives revenue, which includes income from electricity procurement services and other services that aim to enhance the efficiency and profitability of energy assets including charging stations, PV and energy storage assets.

The Company retrospectively reclassified the presentation of the prior periods’ consolidated statements of loss and other comprehensive loss to conform to the current period presentation. The change in presentation involved the recategorization of revenues from mobility connectivity services and from full station operation model to charging services revenue; the inclusion of revenues from EPC services, hardware procurement, station upgrade and maintenance services to energy solutions revenue; and the reclassification of income from electricity procurement, non-charging services such as food and beverage and online advertising, virtual power plant and charging robots to new initiatives revenue. These changes have no material impact on NaaS’ previously reported consolidated net revenues, net income or net income per share.

Effective on June 13, 2024, the Company changed the ratio of its American Depositary Shares (the “ADSs”) to its Class A ordinary shares (the “ADS Ratio”), par value US$0.01 per share, from the current ADS Ratio of one ADS to 10 Class A ordinary shares to a new ADS Ratio of one ADS to 200 Class A ordinary shares. All earnings per ADS figures in this report give retroactive effect to the foregoing ADS to share ratio change.

NAAS TECHNOLOGY INC

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.3.	Estimates

The preparation of the interim condensed consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates. In preparing the interim condensed consolidated financial statements, the significant judgments made by management in applying the Group’s accounting policies and key sources of estimation uncertainty are largely in line with those applied in the 2023 annual consolidated financial statements, except for judgments and estimation relevant to newly adopted accounting policies as set out in Note 2.

2.	Summary of accounting policies

Other than the accounting policies resulting from application of new and amendments to International Financial Reporting Standards (“IFRSs”), the accounting policies and methods of computation used in the interim condensed consolidated financial statements for the six months ended June 30, 2024 are the same as those presented in the Group’s annual consolidated financial statements for the year ended December 31, 2023, except for the accounting policy set out in Note 2.1 which the Group has adopted in light of business developments in the current period.

In the current interim period, the Group has applied the following amendments to IFRSs, for the first time, which are mandatory effective for the Group’s annual period beginning on January 1, 2024 for the preparation of the Group’s condensed consolidated financial statements:

Amendments to IFRS 1	Presentation of financial statements: Classification of liabilities as current or non-current (“2020 amendments”)
Amendments to IFRS 1	Presentation of financial statements: Non-current liabilities with covenants (“2022 amendments”)
Amendments to IFRS 16	Leases: Lease liability in a sale and leaseback
Amendments to IFRS 7	Statement of cash flows and IFRS 7, Financial Instruments: Disclosures: Supplier finance arrangements

The application of these amendments to IFRSs in the current interim period has had no material impact on the Group’s financial positions and performance for the current and prior periods and/or on the disclosures set out in these interim condensed consolidated financial statements.

2.1Warrant

Warrant issued by the Company, allowing the holder to purchase a fixed number of ordinary shares of the Company in exchange for a fixed amount of cash, meets the definition of an equity instrument. Relevant transaction costs are accounted for as a deduction from equity. Subsequent redemptions or re-financings of the equity instrument are recognized in equity. Changes in the fair value of the warrant are not recognized in the financial statements.

3.	Convenience translation

Amounts in U.S. dollars are presented for the convenience of the reader and are translated at the noon buying rate of RMB7.2672 per US$1.00 on June 28, 2024 as published on the website of the United States Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

NAAS TECHNOLOGY INC

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

4.	Fair value estimation

The table below analyses the Group’s financial instruments carried at fair value as at December 31, 2023 and June 30, 2024, by level of the inputs to valuation techniques used to measure fair value. Such inputs are categorized into three levels within a fair value hierarchy as follows:

(1)Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1)
(2)Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2), and
(3)Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3).

The following table presents the Group’s financial instruments that are measured at fair value as at December 31, 2023 and June 30, 2024:

	Level 1	Level 2	Level 3	Total
	RMB’000	RMB’000	RMB’000	RMB’000
As at December 31, 2023
Assets:
Financial assets at fair value through profit or loss	—	—	104,952	104,952
Financial assets at fair value through other comprehensive income	104,970	—	—	104,970
Liabilities:
Convertible bonds	—	—	272,684	272,684
As at June 30,2024
Assets:
Financial assets at fair value through profit or loss	—	—	40,513	40,513
Financial assets at fair value through other comprehensive income	60,880	—	114,024	174,904
Liabilities:
Convertible bonds	—	—	251,942	251,942

(a)Financial instruments in level 3

If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3. Specific valuation techniques used to value financial instruments include:

●The use of quoted market prices or investor quotes for similar instruments
●The discounted cash flow model and unobservable inputs mainly including assumptions of expected future cash flows and discount rate
●The latest round of financing, i.e. the prior transaction price or the third-party pricing information, and
●A combination of observable and unobservable inputs, including risk-free rate, expected volatility, discount rate for lack of marketability, market multiples, etc.

As at June 30, 2024, level 3 instruments of the Group’s assets and liabilities include long-term investments measured at fair value through profit or loss (investments in ordinary shares of unlisted companies with no significant influence), instruments to purchase the Company’s shares and convertible bonds. As the instruments are not traded in active markets, their fair values have been determined by using an applicable valuation technique, such as the market approach, the Monte Carlo simulation model and binomial tree model, respectively.

NAAS TECHNOLOGY INC

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The carrying amounts of the Group’s financial assets and liabilities not carried at fair value, including cash and cash equivalents, trade receivables, other receivables, other financial assets, trade payables and other payables, approximate their fair values due to their short maturities or the interest rates being close to the market interest rates.

During the six months ended June 30, 2024, the Group subscribed RMB114.0 million of level 3 financial instruments and designated at fair value through other comprehensive income, and recorded fair value changes of RMB65.6 million (six months ended June 30, 2023: RMB1.2 million) from remeasurement of financial instruments at fair value through profit or loss. There were no other additions or disposals of level 3 financial assets during the period.

5.	Cash and cash equivalents

	As of	As of
	December 31,	June 30,
	2023	2024
	RMB’000	RMB’000
Cash at bank	432,892	177,121
Deposits held at licensed payment platforms	3,350	2,478
Total	436,242	179,599

As at June 30, 2024, cash and cash equivalents located in mainland China amounted to RMB178.9 million (December 31, 2023: RMB400.1 million). Remittance of funds out of mainland China is subject to relevant rules and regulations of foreign exchange control.

As at June 30, 2024, RMB13.7 million of cash at bank was held in accounts where the usage is restricted to certain business purposes (December 31, 2023: RMB 16.9 million).

6.	Trade receivables

	As of	As of
	December 31,	June 30,
	2023	2024
	RMB’000	RMB’000
Trade receivables	133,657	210,205
Provision for impairment	(60,513)	(65,894)
Total	73,144	144,311

As at June 30, 2024, trade receivables included RMB5.0 million (December 31, 2023: RMB7.4 million) receivable from related parties. The Group recognized RMB28.4 million of energy solutions revenue arising from sales to related parties during the six months ended June 30, 2024 (six months ended June 30, 2023: RMB12.3 million).

The Group uses a provision matrix to calculate expected credit losses (“ECLs”) for trade receivables that result from transactions within the scope of IFRS 15. The provision rates are based on debtor’s aging as groupings of various debtors that have similar loss patterns. The provision matrix is based on the Group’s historical default rates taking into consideration of forward-looking information that is reasonable and supportable and available without undue costs and effort.

Other than ECL allowance calculated by provision matrix, as at June 30, 2024, impairment allowance was fully made for specific trade receivables with gross amount of RMB52.9 million (December 31, 2023: RMB51.4 million) which were considered to be in default due to conditions indicating that the Group was unlikely to receive the outstanding contractual amounts.

NAAS TECHNOLOGY INC

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Movements in ECL allowance for trade receivables during the periods indicated are as follows:

	As of	As of
	June 30,	June 30,
	2023	2024
	RMB’000	RMB’000
Beginning of the period	22,252	60,513
(Reversal) of/provision for ECL, net	(3,235)	5,381
End of the period	19,017	65,894

7.	Contract assets

	As of	As of
	December 31,	June 30,
	2023	2024
	RMB’000	RMB’000
Arising from performance under construction contracts	88,637	48,192
Provision for impairment	(10,953)	(5,105)
Total	77,684	43,087

As at June 30, 2024, contract assets include RMB38.9 million (December 31, 2023: RMB26.1 million) arising from transactions with an associate of NewLink.

The Group has considered historical default rates taking into consideration of forward-looking information to assess ECL for contract assets. All of the contracts assets are expected to be recovered within one year.

Other than ECL allowance calculated by provision matrix, as at June 30, 2024, impairment allowance was fully made for specific contract assets with gross amount of RMB2.2 million (December 31, 2023: RMB2.7 million) which were considered to be in default due to conditions indicating that the Group was unlikely to receive the outstanding contractual amounts.

8.	Inventories

	As of	As of
	December 31,	June 30,
	2023	2024
	RMB’000	RMB’000
Work in progress	4,798	6,514
Finished goods	29,503	22,353
Allowance for inventory loss	(11,843)	(9,418)
Total	22,458	19,449

NAAS TECHNOLOGY INC

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

9.Prepayments, other receivables and other assets

	As of	As of
	December 31,	June 30,
	2023	2024
	RMB’000	RMB’000
Prepayments to charging stations	110,766	94,583
Prepayments for chargers procurement	55,983	75,520
Value-added tax deductible	59,011	51,650
Prepayment for rental, facility and utilities	57,681	45,457
Miscellaneous prepayments	7,136	10,906
Deposits	6,629	6,367
Amount due from related parties	27,703	1,861
Others	111,468	108,758
Total	436,377	395,102

10.	Financial instruments by category

The detailed information of financial instruments by category as at December 31, 2023 and June 30, 2024 is as follows:

	As of	As of
	December 31,	June 30,
	2023	2024
	RMB’000	RMB’000
Assets as per statements of financial position
Financial assets measured at fair value:
—Financial assets at fair value through profit or loss	104,952	40,513
—Financial assets at fair value through other comprehensive income	104,970	174,904
	209,922	215,417
Financial assets measured at amortized cost:
—Cash and cash equivalents	436,242	179,599
—Trade receivables	73,144	144,311
—Financial assets included in other receivables and deposits	137,801	116,986
—Other financial assets	128,616	240,575
	775,803	681,471
Total	985,725	896,888

NAAS TECHNOLOGY INC

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

	As of	As of
	December 31,	June 30,
	2023	2024
	RMB’000	RMB’000
Liabilities as per statements of financial position
Financial liabilities measured at fair value:
—Convertible bonds	272,684	251,942
Financial liabilities measured at amortized cost:
—Borrowings	754,774	890,478
—Lease liabilities	14,090	10,094
—Trade payables	152,066	174,103
—Financial liabilities included in other payables and accruals	119,962	93,898
—Revenue-based financing	21,628	11,551
	1,062,520	1,180,124
Total	1,335,204	1,432,066

11.Intangible assets

	As of	As of
	December 31,	June 30,
	2023	2024
	RMB’000	RMB’000
Software	3,717	3,717
Customer contracts	11,328	11,409
Total cost	15,045	15,126
Less: Accumulated amortization	(1,725)	(3,129)
Intangible assets	13,320	11,997

12.	Convertible bonds

On July 6, 2023 and September 5, 2023, the Company issued convertible bonds to LMR Multi-Strategy Master Fund Limited (“LMR”) with a principal amount of US$30,000,000 which is due on July 3, 2024 (the “July 2023 LMR Convertible Note”), and US$40,000,000 which is due on September 2, 2024, respectively. For any principal amount of convertible bonds outstanding, the Company would issue payment in kind note to LMR at the end of each quarter where the amount of such note is calculated at 5% per annum with reference to the principal amount of convertible bonds outstanding during the relevant quarter. Such convertible bonds and payment in kind notes are convertible to the Company’s ADSs, at certain variable price determined with reference to the market price of the Company’s ADSs prevailing shortly prior to the conversion. In the event that the entire principal amount of the July 2023 LMR Convertible Note is fully converted prior to its maturity date on July 3, 2024, the Company agreed to further issue and sell, and LMR agreed to purchase, an additional note in the principal amount of US$25,000,000 at an issue price of US$25,000,000 with substantially similar terms as the July 2023 LMR Convertible Note.

These convertible bonds were initially measured at fair value and subsequently carried at fair value through profit or loss pursuant to the Company’s election to apply the fair value option. Refer to Note 4 for fair value measurements.

As at June 30, 2024, LMR has converted an aggregate principal amount of US$39.5 million of the convertible bonds into the Company’s ADSs, each representing two hundred Class A ordinary shares of the Company.

On July 2, 2024, the Company and LMR entered into an extension and standstill agreement where the maturity date of the July 2023 LMR Convertible Note is extended to September 2, 2024.

NAAS TECHNOLOGY INC

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

13.	Other payables and accruals

	As of	As of
	December 31,	June 30,
	2023	2024
	RMB’000	RMB’000
Accrued expenses	114,606	86,874
Contract liabilities (i)	101,053	55,628
Employee benefit payables	44,589	38,855
Revenue-based financing (ii)	21,628	11,551
Amount due to related parties	—	5,896
Other taxes payable (iii)	5,771	5,286
Others	5,356	5,801
Total	293,003	209,891

Notes:

(i)Details of contract liabilities are as follows:

	As of	As of
	December 31,	June 30,
	2023	2024
	RMB’000	RMB’000
Advances received from customer to purchase energy solutions	51,926	9,513
Advances received from customers for charging services discount packages	32,446	26,384
Advances from platform users	12,682	17,516
Deferred income	3,342	1,843
Others	657	372
Total	101,053	55,628

Advances received from customers for charging services discount packages mainly arising from VIP membership and coupon sales.

Deferred income is unconsumed carbon credits with a validity term of 6 months since granted.

Set out below is the amount of revenue recognized from:

	For the six months
	ended June 30,
	2023	2024
	RMB’000	RMB’000
Amount included in contract liabilities at the beginning of the period	29,384	24,875

(ii)	The Group obtained revenue-based financing from a third-party where the Group receives capital to fund the costs of full operation model charging stations in exchange for agreed portion of the Group’s daily revenue from the relevant stations for a fixed period. The Group is not obliged to repay any minimum or fixed amount of capital under such arrangements.
(iii)	Other taxes payable primarily represents value-added tax (“VAT”) and related surcharges, and PRC individual income tax of employees withheld by the Group.

NAAS TECHNOLOGY INC

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

14.	Share capital, warrant outstanding and additional paid-in capital

On January 19, 2024, January 31, 2024 and February 19, 2024, the Company issued 27,888,690 Class A ordinary shares upon the conversion of certain convertible bonds issued to LMR in aggregate (Note 12).

In May 2024, the Company amended and restated the previously adopted Second Amended and Restated New 2022 Share Incentive Plan to expand the number of Class A ordinary shares available for grant of awards. Upon the amendment, the maximum total number of Class A ordinary shares of the Company underlying all awards, whether granted or available to be granted, under the plan became 644,746,682 (from 490,563,333 immediately prior to the amendment) and will be increased on the first day of each fiscal year from January 1, 2025 by an amount equal to 1% of the total number of shares issued and outstanding on the last day of the immediately preceding fiscal year, unless otherwise determined by the board of directors of the Company.

On March 15, 2024, an institution investor purchased a total of 238,095 ADSs of the Company together with warrants to purchase up to 238,095 ADSs at a combined purchase price of US$25.2 per ADS and accompanying warrant through a private placement for total gross proceeds of approximately US$6 million (RMB: 42.6 million). The warrants with an exercise price of US$29.8 will be exercisable beginning six months following the date of issuance and will expire five years from the initial exercise date.

15.	Revenues

	For the six months
	ended June 30,
	2023	2024
	RMB’000	RMB’000
Charging services revenues	50,010	92,604
Energy solutions revenues	32,304	91,189
New initiatives revenues	2,462	4,137
Total	84,776	187,930

During the six months ended June 30, 2024, the Group recognized RMB148.2 million (six months ended June 30, 2023: RMB69.4 million) at a point in time and RMB39.7 million (six months ended June 30, 2023: RMB15.4 million) over time.

16.	Loss per share

(a)Basic loss per share

Basic loss per share for the six months ended June 30, 2023 and 2024 are calculated by dividing net loss attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the relevant periods.

	For the six months
	ended June 30,
	2023	2024
Net loss attributable to equity holders of the Company (RMB’000)	444,320	362,870
Weighted average number of ordinary shares in issue	2,203,175,595	2,560,665,862
Basic loss per share (RMB per share)	0.20	0.14

(b)Diluted loss per share

Diluted loss per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. During the six months ended June 30, 2023 and 2024, the Company has no dilutive potential ordinary shares as the effects of all potential ordinary shares are determined to be anti-dilutive.

NAAS TECHNOLOGY INC

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

17.	Cash flow information

	For the six months
	ended June 30,
	2023	2024
	RMB’000	RMB’000
Loss before income tax	(445,791)	(369,544)
Adjustments for:
Depreciation of property, plant and equipment	313	762
Amortization of intangible assets and other non-current assets	3,343	4,501
Depreciation of right-of-use assets	4,118	3,526
Impairment loss, net of reversal
—Financial assets and other items under ECL model	(3,121)	1,719
—Other financial assets	—	(1,797)
Reversal of inventory impairment loss	—	(2,425)
Property, plant and equipment written off	—	15
Fair value changes of convertible instruments	—	7,797
Fair value changes of financial instruments at fair value through profit or loss	(15,131)	65,562
Non-cash employee benefits expense—share based payments	249,188	123,257
Investment income	—	(12,454)
Interest income	(1,608)	(1,823)
Interest expense	14,303	25,182
Increase in trade receivables and contract assets	(45,149)	(42,773)
(Increase)/decrease in inventories	(3,527)	5,434
Decrease in prepayments, other receivables and other assets	49,601	54,335
Increase/(decrease) in trade and other payables	93,145	(2,944)
Decrease in contract liabilities	(1,459)	(45,625)
Cash used in operations	(101,775)	(187,295)

18.	Commitments and contingent liabilities

As at June 30, 2024, the Group did not have any material capital commitments and the Group did not have any significant contingent liabilities (December 31, 2023: Nil).

19.Event occurring after the reporting period

No events occurring subsequent to the half year end date that would require material adjustment to, or disclosure in these financial statements were identified.